EXHIBIT 99.1

Caledonia Mining Corporation Plc: John McGloin Steps Down as a Non-Executive Director

ST HELIER, Jersey, Feb. 28, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that John McGloin has resigned as a non-executive director with effect from today, to focus on his new role as Chief Executive Officer at Diamond Fields Resources Inc.

Leigh Wilson, Chairman, commented:

“Caledonia’s Board would like to thank John for his contribution since joining in July 2016.  John has made a significant contribution to Caledonia’s development – particularly in Caledonia’s evaluations of new exploration opportunities where his technical and geological skills and experience have proved invaluable.

“I wish him every success in his new endeavour as CEO of Diamond Fields Resources.”

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751
Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.